December 15, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Terence O’Brien, Accounting Branch Chief, Office of Manufacturing and Construction

RE:	SEC Letter dated December 5, 2016
Hexcel Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 4, 2016
File No. 1-8472

Dear Mr. O’Brien:

On behalf of Hexcel Corporation (the Company), please find the Company’s response to the December 5, 2016 letter of the Securities and Exchange Commission (the Commission) to Wayne Pensky, Chief Financial Officer, in reference to the above Annual Report.  For reference purposes, the Commission’s comments are reproduced below with the Company’s responses immediately following.

1.

Comment:  You state on page 30 of the 10-K that Airbus and its subcontractors accounted for approximately 35% of your 2015 net sales. A “Customers & Operators List” on the Airbus.com website includes Sudan Airways and Syrian Air.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response:

As explained below, the Company either internally consumes or sells its materials to third parties (either directly or through third-party distributors) who use them in the manufacturing process for their own products. As explained more fully below, neither the Company nor its distributors sell products to persons or entities located in Sudan or Syria.

When the Company supplies materials to customers such as Airbus and its subcontractors, the materials are supplied to their global materials inventory and are used by them to produce parts and structures for aircraft that will ultimately be delivered by Airbus to its customer. The Company does not know at the time of supply of our material where the downstream aircraft being assembled from parts and structures that are produced from the Company’s materials are being delivered. We do not supply materials directly to end-user airlines or provider aftermarket support.

In our supply contracts with Airbus, both the Company and Airbus have agreed to comply with all applicable export control and sanctions laws with respect to the export and reexport of materials we supply them. The Company understands that this includes applicable U.S. export control and sanctions laws and believes that Airbus obtains necessary authorizations prior to selling commercial aircraft to customers.

Company Background

The Company is a leading global producer of composite materials.  We develop, manufacture, and market lightweight, high-performance structural materials, including carbon fibers, specialty reinforcements, pre-impregnated reinforcements and other fiber-reinforced matrix materials, honeycomb, adhesives, engineered honeycomb and composite structures, for use in commercial aerospace, space & defense and industrial markets.  Our products are used in a wide variety of downstream end applications worldwide, such as commercial and military aircraft, space launch vehicles and satellites, wind turbine blades, automotive, a wide variety of recreational products and other industrial applications.

The Company’s manufacturing operations are in many cases vertically integrated.  We produce and internally utilize carbon fibers, industrial fabrics, composite materials and composite structures as well as sell these materials to third-party customers for their use in the manufacture of their products. Both when internally consumed and when sold to third-party customers, the Company’s materials are further manufactured or processed before being used in an end-use application such as an aircraft.

Internally Consumed Materials

As described above, the Company internally consumes some of its production in the production of further processed composite materials.  The Company has no employees, operations, subsidiaries, affiliates, partners, joint venture interests, or investments in Sudan or Syria. Thus, none of the products, services, or technology internally consumed are provided to Sudan or Syria.

Sales to Third Parties

Direct Sales by Company

After querying the orders placed and delivered in the Company’s enterprise resource planning systems for the past five years, the Company confirms that during that time period neither the Company nor any of its employees, operations, subsidiaries, or joint ventures have sold or provided any products, services, or technology directly to any person or entity located in Sudan or Syria, or, to the knowledge of the Company, any person or entity owned or controlled by the governments of those countries.  We have no current or pending orders for our products or services from any person or entity located in Sudan or Syria, or, to the knowledge of the Company, any person or entity owned or controlled by the governments of those countries.

Sales to Distributors

The Company also sells products through third-party distributors, who resell the products to customers who, in turn, use the products in the manufacture of their products. Our distribution agreements with these distributors contain defined sales territories. We confirm that none of our distributors are located in Sudan or Syria and none of the defined sales territories in our currently active agreements with distributors include Sudan or Syria. Our distribution agreements also contain provisions that require our distributors to comply with applicable export control and sanctions laws and prohibit our distributors from reselling our products into embargoed countries, including Sudan and Syria.

Downstream Manufacturers

As described above, the Company’s products are primarily used in the manufacture of other products. As the Commission’s comments reference the Company’s sales to Airbus and its subcontractors, we illustrate how our products are sold for use in Airbus commercial aircraft.  Because materials sold to aircraft manufacturers must be qualified for use in manufacturing parts and structures for aircraft, the Company has certain materials that are qualified for specific Airbus commercial aircraft models. For example, the Company’s composite materials are qualified for use in manufacturing parts or structures for the Airbus A320 aircraft. The Company supplies these qualified products under contract to Airbus for Airbus’ materials inventory or to an Airbus subcontractor for its manufacturing operations. As discussed above, none of the materials that the Company delivers to Airbus or Airbus’ subcontractors, i.e., the Company’s customers, are delivered to any location in Sudan or Syria. Airbus and its subcontractors use the Company’s products in their manufacturing of structures and parts for the Airbus A320 aircraft. Airbus and its subcontractors install the structures and parts they manufacture on the A320 aircraft.  Airbus then sells the A320 aircraft to end-user customers, such as airlines. Our contracts with Airbus include commitments that both companies will comply with all applicable export control and sanctions laws.  We also provide Airbus the origin and export classifications of all products we sell to them.

The Company confirms that in addition to sales of products described above, it has not provided any technical support to airlines or other customers located in Sudan or Syria, or, to the knowledge of the Company, owned or controlled by the governments of Sudan or Syria.  All such technical support and services provided by the Company are provided to the Company’s customers and their subcontractors, such as Airbus and its subcontractors, which are not located in either Sudan or Syria. The Company on occasion does provide materials to Maintenance, Repair, and Overhaul (“MRO”) subcontractors who are certified to provide services on certain aircraft models.  None of these MRO subcontractors are located in Sudan or Syria or, to the knowledge of the Company, owned or controlled by the governments of those countries. The Company makes no aftermarket sales to end-users and does not sell direct to end-user airlines.

2.

Comment:  Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response:

As stated in our response to the Commission’s preceding question, we sell our materials to product manufacturers who use them in the manufacturing process for their own products. We do not supply materials directly to end-user airlines or provide aftermarket support to end-users.

Because the Commission has specifically referenced the Company’s disclosed sales to Airbus in the above reference Annual Report, we have reviewed Airbus’ website which lists orders and deliveries of all aircraft from Airbus’ first delivery in 1974 through November 30, 2016. With respect to Sudan Airways and SyrianAir, we provide the following comments:

Sudan Airways.  Airbus’ website indicates that Sudan Airways is operating the following commercial aircraft: one A320, two A300, and one A310.  The last A300 delivered to any customer was delivered in 2007 and the last A310 delivered to any customer was delivered in 1998. Thus, only the A320 could have been delivered in the last five years. Given the average value of Company material used to manufacture one A320 aircraft, the Company estimates that approximately $275,000 of Company material sold to Airbus or its suppliers could have been used in the manufacture of the one A320 aircraft being operated by Sudan Airways. Although we do not know when this A320 aircraft was delivered to Sudan Airways, as context, this would represent 0.01% of the Company’s 2015 sales.

SyrianAir.  Airbus’ website indicates that SyrianAir is operating six A320ceo commercial aircraft. Given the average value of Company material used to manufacture one A320 aircraft, the Company estimates that approximately $1,650,000 of Company material sold to Airbus or its suppliers could have been used in the manufacture of these six aircraft. Although we do not know when these aircraft were delivered to SyrianAir, as context, this would represent 0.09% of the Company’s 2015 sales.

As stated above, when the Company supplies materials to Airbus and its subcontractors, they are supplied to their global materials inventory and are used by them to produce parts and structures for, for example, A320 aircraft, which will ultimately be delivered by Airbus to its customer. The Company does not know at the time of supply of our material where the downstream aircraft being assembled from parts and structures that are produced from the Company’s material are being delivered. As stated above, in our supply contracts with Airbus, both the Company and Airbus have agreed to comply with all applicable export control and sanctions laws with respect to the export and re-export of materials we supply them. The Company understands that this includes applicable U.S. export control and sanctions laws and believes that Airbus obtains necessary authorizations prior to selling commercial aircraft to customers.

*   *   *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Wayne Pensky
Wayne Pensky Executive Vice President and
Chief Financial Officer